Alpha Technology Group Ltd.

August 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Marion Graham
Matthew Derby

Re:	Alpha Technology Group Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted July 18, 2023
File No. 333-273289

Ladies and Gentlemen:

This letter is in response to the letter dated August 2, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Alpha Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amended Registration Statement No. 3”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Dilution, page 76

1.	Please revise to include dilution as of March 31, 2023.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 76-77 of Amended Registration Statement No. 4.

Corporate History and Structure, page 79

2.	Provide pro forma financial statements prepared in accordance with Article 11 of Regulation of S-X to give effect to Alpha Technology Group Limited’s acquisition of Techlution and NSL.

Response: Please refer to the attached pro forma financial statements as of September 30, 2023 after taking into account Alpha Technology Group Limited’s acquisition of Techlution and NSL (see Attached Exhibit A).

3.	Please expand the discussion to detail the impact of the business combination on October 12, 2022 of NSL and Techlution on your results of operations in fiscal 2023 and separately discuss any material changes in operations prior to the business combination.

Response: In response to the Staff’s comment, the Company respectfully submits that except for the amortization of the intangible assets, there was no material impact of the business combination on October 12, 2022 of NSL and Techlution on the Group’s results of operations in fiscal 2023. The Group only recognized the intangible assets, deferred tax liability and goodwill upon the business combination and did not recognize other profit or loss items. The Company respectfully confirms that there were no material changes in operations prior to the business combination. Please also refer to page 85 of Amended Registration Statement No. 4.

4.	Refer to the disclosure of related party transactions on page F-44 in which HK$1.41 million of the HK$1.585 million of NFT revenue was to Fuchsia Capital Limited, a related party owned by your executive director. Revise the discussion of the increase in revenue from NFT projects to clarify that the revenues are related party revenues.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 84 and 89 of Amended Registration Statement No. 4.

5.	Please expand the discussion of Listing expenses on page 90 to explain the nature of listing expenses expensed during the period as compared to the accrued listing expenses of HK$12.5 million disclosed on page 93 and deferred offering costs of HK$15.4 million on the balance sheet as of March 31, 2023.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 90, 93 and 94 of Amended Registration Statement No. 4.

6.	Please expand the discussion to include the business combination of NSL and Techlution on October 12, 2022, including the basis for your belief that the transaction should be accounted for as a business combination under ASC 805 rather than as a reorganization of entities under common control at historical cost due to the common control disclosed on page F-28. Please expand your accounting policy for principals of combination in Note 2 on page F-28 accordingly.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page F-28., F-29, F-45 and F-46 of Amended Registration Statement No. 4.

Critical Accounting Policies, page 96

7.	We note in your discussion of revenues on page 89 that you derived revenue from two NFT projects, creating an NFT marketplace for a customer and creating NFT artworks, developing an NFT minting site and preparing a proposal in relation to an NFT-related game for a customer primarily engaged in investment and fund management. Please expand your critical accounting policies for revenue on page 97 and your accounting policies in the March 31, 2023 financial statements on pages F-33 and F-34 to address these revenues or tell us how the existing revenue recognition accounting policies apply to these new revenue streams.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page F-34 of Amended Registration Statement No. 4.

Business

NFT Marketplace, page 112

8.	Refer to prior comment 1, where we requested a more detailed description of the conversion process for in-game assets to crypto assets, including to cryptocurrencies or NFTs. Please further clarify how in-game assets are incorporated into smart contracts, including how game players understand the conversion of in-game assets to external crypto assets through the immediate execution of the smart contracts. Additionally, disclose specifically which crypto assets users can exchange their in-game assets into, and how the exchange or conversion rate to crypto assets is determined.

Response: We respectfully advise the Staff that the conversion process for in-game assets to crypto assets is detailed below:

All smart contracts written for the NFT-related games run on blockchain. The Ethereum blockchain provides users, including Techlution, with smart contract templates which are standardized codes that define their operational parameters, scope and rules. The smart contracts can be described as a piece of phrasal template written in codes. In other words, when a smart contract is secured on the Ethereum blockchain, some parts can be intentionally left blank to be filled when it is executed.

For illustration purpose, a sample formula is set out below:

If X is predetermined conditions, the smart contract can be Y, or else invalid. In this gaming scenario described, X represents the in-game item that is in the game player’s possession, whilst Y represents a minting process which is a standard line of coding developed by Ethereum that uses in-game item to create the NFT. The predetermined conditions are the criteria and metrics that X needs to meet. These predetermined conditions encompass information of an in-game item, such as its name, description, image and rank. If a player owns an in-game item (X) that satisfies all the predetermined conditions, the smart contract will initiate the minting process (Y). Techlution is responsible for gathering the information of the in-game items and creating a database thereof. The predetermined conditions are determined and set out by the customer, and Techlution does not possess and cannot exercise any decision-making power. In the game, the smart contract can be activated when (i) the player earns in-game coins; or (ii) the player opts to mint his/her rare in-game items.

The following example illustrates how a smart contract may use the above formula upon activation:

	Name	Description	Image	Ranking	Classification
The in-game item in the player’s possession (X) is:	Xmas	A Christmas tree wrapped in a string of lights		Level 7	Rare
Predefined conditions:	Xmas; or	A Christmas tree wrapped in a string of lights; or	; or	Level 5 or higher; or	Rare
	Bunny; or	Easter-themed statue in a bunny shape; or	; or	Level 3 or higher; or	Rare
	Pink	Valentine-themed bird house with a hollow heart carved in the middle		Level 2 or higher	Rare
Does X match the predefined conditions?	Yes	Yes	Yes	Yes	Yes

A smart contract is programmed to be self-executed when a set of predefined conditions are fulfilled. As the above example shows, once a game player is in virtual possession of an in-game item that matches the definition of X (i.e. all predefined conditions are fulfilled), the smart contract executes the minting process automatically and independently on the Ethereum blockchain — using the digital data of the in-game item to create an NFT. Game players will not be notified of the details of the operation of the smart contracts but only the result of whether he/she has successfully minted his/her in-game item.

Techlution confirms that it does not have ownership or control of any cryptocurrencies or NFTs created in relation to the NFT games. Upon delivery to customers, the smart contracts governing the ownership of cryptocurrencies or NFTs are deployed and secured on the blockchain, meaning that the smart contracts cannot be altered, modified or tampered thus ensuring the integrity of the game. Modifying the terms of the smart contract requires the creation of a new contract that supersedes the former version, with all changes being recorded and visible to the public. Since Techlution cannot modify the embedded smart contracts without leaving traceable evidence, we believe it is not necessary to impose any restrictions on accessing NFTs created in relation to the games once they are delivered to customers.

We respectfully advise the Staff that the game players are aware that in-game coins can only be converted to cryptocurrency and in-game items can only be converted into NFTs. The game players are not granted the option to convert in-game assets into any other kind of crypto assets or cryptocurrencies.

We also respectfully advise the Staff that Techlution does not have any involvement in the decision-making process regarding the exchange rate for in-game coins to cryptocurrency or which in-game items can be minted into NFTs. Techlution solely executes the requests of its customers and does not determine the mechanisms of the game, such as what cryptocurrency should be created, the exchange rate, number of NFTs etc. Techlution would consult its customers on determining how the game should be played and then designs the smart contract in accordance with its customers’ instructions. Techlution only serves as a backend game developer and its work is limited to the technological aspects of game creation by showcasing its customer’s requests in a digital format. The customer’s role, on the other hand, retains all ultimate-decision making authority, including but not limited to, choosing the aesthetic, gaming mechanism, exchange policieson in-game rewards, features, monetizing strategy and the design layout of the game as well as the type of cryptocurrency linked to the smart contracts. Techlution completes its game development services by launching the game once it passes the user acceptance test, and the customer assumes full responsibility for hosting, managing and operating the game thereafter. It is important to note that the ownership of the game (including completed source code prepared by Techlution in provision of its services) belongs solely to the customer and the customer retains absolute control over the game.

Since the game is still in development, Techlution has yet to perform any maintenance services for the game. Nevertheless, if the customer makes substantial changes to the game (including its source code) after the launch, Techlution will only address verbal enquiries in relation to any issues arising from its original source code and will cease to perform any maintenance services for the game beyond that point.

In response to the Staff’s comment, please refer to the enhanced disclosure on pages 114 and 115 of Amended Registration Statement No. 4.

9.	We note your response to prior comment 2. Please disclose what cryptocurrencies are available on the marketplace. In that regard, we note your disclosure that “[e]ach time a player earns an in-game coin, the smart contract is automatically put into execution and exchanges the in-game coin with cryptocurrency in accordance with the predetermined exchange rate.” In addition, clarify whether these transactions will occur on the platform created by Techlution and which cryptocurrencies will be available on the platform.

Response:

We respectfully advise the Staff that the NFT marketplace and NFT-related game are not related in any form and context, and the owners of which are not related, associated or connected with one another.

As of the NFT marketplace’s launch in October, 2022, the marketplace only supports one type of cryptocurrency, Ether, and does not support the trading or exchange of other crypto assets or cryptocurrencies. Since the launch of NFT marketplace, Techlution has not participated in and is not responsible for any subsequent changes made to the platform including, but not limited to, the inclusion of a pricing subscription page, connecting the platform to Qonbay wallet instead of meta mask wallet, etc. All subsequent changes are performed by Retail Full Technology Company Limited, the customer we created the platform for, and are not within the control of Techlution.

The cryptocurrency referred in the disclosure of NFT-related game, as previously disclosed in the Amended Registration Statement No. 3 and as quoted in this comment, is the customer’s self-created cryptocurrency based on Ethereum blockchain — LDD tokens. The game only supports such cryptocurrency and does not support the trading or exchange of other crypto assets or cryptocurrencies. As of the date of this response letter, the NFT-related game is still under development and has not yet been publicly launched. While respecting the confidentiality obligations under the service agreement and to provide comprehensive information to prospective investors in respect of the detail of the game, the Company has provided a generic description of the type of cryptocurrency involved in the NFT-related game on page 114 of Amended Registration Statement No. 4.

We respectfully advise the Staff that Techlution does not determine the types of cryptocurrencies involved nor the exchange rate of any crypto related matters. For more details, please refer to our revised disclosure on page 114 of Amended Registration Statement No. 4.

As mentioned above in our response to comment 8 of this response letter, the smart contract, which dictates the exchanging mechanisms of in-game coins to LDD tokens and in-game items to NFTs, is executed on the Ethereum blockchain and, therefore, the exchanging mechanism does not exist within the game.

We respectfully advise the Staff that as of the date of this response letter, the Company is yet to be able to obtain the consent from both Retail Full Technology Company Limited and AcroGrowth Consulting Limited for public disclosure of their respective identity in the prospectus. Accordingly, the Company has provided generic description of the said customers on page 117 of Amended Registration Statement No. 4. to enable prospective investors to better understand the Company’s business and involvements in its provision of NFT-related services.

In response to the Staff’s comment, please refer to the enhanced disclosure on pages 114 and 115 of Amended Registration Statement No. 4.

10.	Please clarify who owns and operates the NFT marketplace. For comparison, we note the disclosure regarding the development of a NFT minting site that once it “passes the user acceptance test, its ownership and management will be transferred to the customer.”

Response:

In response to the Staff’s comment, please refer to the enhanced disclosure on pages 112 and 113 of Amended Registration Statement No. 4.

We respectfully advise the Staff that Retail Full Technology Company Limited is the customer who owns, controls, manages and operates the NFT marketplace (including its source code).

Combined Financial Statements, page F-3

11.	Please indicate that the combined financial statements are predecessor financial statements.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages F-3 to F-6 of Amended Registration Statement No. 4.

Note 11. Subsequent Events, page F-21

12.	Regarding the sale and purchase agreement, please disclose the nature and purpose of the March 23, 2023 addendum and advise us. Similarly revise the disclosure on page F-45.

Response:

The addendum dated March 23, 2023 (the “Addendum”) was entered into to clarify clause 6 of the original sales and purchase agreement dated October 10, 2022 (the “Sales and Purchase Agreement”), in particular, the definition of “Guaranteed Profit” and the calculation of “Bonus” payable to Mr. Leung, in order to better reflect the original intentions of the parties to the Sales and Purchase Agreement.

Pursuant to the Addendum, the Guaranteed Profit would only include the profits generated from the Company’s then Operating Subsidiaries’ previous, then existing and new customers. In other words, any profit generated from the Company’s new operating subsidiaries, if any, in the future would not be included.

The Addendum also further clarifies the calculation of Bonus payable to Mr. Leung, i.e. only the net profits attributable to the Operating Subsidiaries’ previous, then existing customers and customers solely introduced by the Sellers in the Sales and Purchase Agreement during the profit guaranteed period are greater than the Guaranteed Profit would Mr. Leung be entitled to the Bonus. In this connection, the Addendum also clarifies the mechanism in determining the net profits contributed by the Sellers.

Please refer to the enhanced disclosure on pages F-45 of Amended Registration Statement No. 4.

Alpha Technology Group Limited Combined Financial Statements, page F-23

13.	Since Alpha acquired 100% of the equity interests in NSL and TSL on October 12, 2022, it is unclear why you have labeled the interim financial statements as combined and not consolidated. Please revise or advise us

Response: In response to the Staff’s comment, please refer to the enhanced disclosure throughout Amended Registration Statement No. 4.

14.	Explain to us your basis for combining the pre-acquisition results of operations and cash flows of the predecessor with the post-acquisition results of operations and cash flows of the registrant. We note there was a change in control and the post-acquisition financial statements reflect a different cost basis.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page F-28 of Amended Registration Statement No. 4.

Combined Statements of Operation and Comprehensive Loss, page F-25

15.	Indicate in the heading above the March 31, 2022 column that it is the results of operations of a predecessor. In light of the change in control, insert of bold vertical line to separate the results of operations of the predecessor and the registrant. Please make similar revisions in your balance sheets, statements of changes in shareholders’ deficit, and statements of cash flows

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 19, 20, 85, 86, 87, 89, 90, 92, 95, 138, 139 and F-1 of Amended Registration Statement No. 4.

Note 2. Summary of Significant Accounting Policies, page F-28

16.	We note that for many of your accounting policies you only refer to the “Predecessor.” Please expand the accounting policies to address all policies of the registrant and its consolidated subsidiaries, NSL and Techlution. Please also revise Notes 5, 6, 7, 8, 9 and 11 accordingly.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure throughout Amended Registration Statement No. 4.

Note 7. Income Tax, page F-42

17.	Please complete the effective tax rate chart on page F-42 to include the effect of nondeductible expense, change in valuation allowance and effective income tax rate.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page F-42 of Amended Registration Statement No. 4.

Note 12. Subsequent Events, page F-45

18.	We note that you state that you have not accounted for any bonus or shortfall payment since the Guaranteed Profit cannot be determined at this time. We also note that you have recorded a net loss in the period following the acquisition. Please expand the disclosure to quantify the current status of the Guaranteed Profit, such as the amount of future profits required in order to trigger payments to the Seller or the amount of payment due from the Seller in 2027 if no future profits are earned.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 134 and F-47 of Amended Registration Statement No. 4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Tsz Him Leung
Name:	Tsz Him Leung
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

Exhibit A

Pro forma financial statements

Alpha Technology Group Limited

As at 30 September 2022

Pro forma balance sheet

	<Note 1>	<Note 2>	<Note 3>
	Alpha Technology Group Limited	Neural Sense Limited and Techlution Service Limited	Pro forma adjustment	Enlarged Group
	HK$	HK$	HK$	HK$
Non current assets
Plant and equipment	-	33,511		33,511
Right of use asset	-	415,336		415,336
Investment on subsidiaries	10,000,000	-	(10,000,000)	-
Goodwill	-		9,980,000	9,980,000

	10,000,000	448,847		10,428,847
Current assets
Account receivable	-	4,500		4,500
Due from a related party	-	1,343,240		1,343,240
Rental deposit	-	119,548		119,548
Bank balance	-	2,801,810		2,801,810
Deferred cost of revenue	-	1,838,776		1,838,776

	-	6,107,874		6,107,874
Current liabilities
Bank loan	-	(681,046)		(681,046)
Accrued expenses	-	(657,704)		(657,704)
Leased liability	-	(111,738)		(111,738)
Deferred revenue	-	(6,209,827)		(6,209,827)
Advance from customers	-	(325,000)		(325,000)
Due to related parties	(9,999,220)	(1,065,569)		(11,064,789)

	(9,999,220)	(9,050,884)		(19,050,104)
Non current liabilities
Bank loan	-	(1,469,529)		(1,469,529)
Leased liability	-	(259,897)		(259,897)

	-	(1,729,426)		(1,729,426)

Net assets / (liabilities)	780	(4,223,589)		(4,242,809)

Equity
Share capital	(780)	(20,000)	20,000	(780)
Deficit	-	4,243,589		4,243,589

	(780)	4,223,589	-	4,242,809

Notes:

1)	The information is extracted from the management account as at 12 October 2022, the date of investment to the Neural Sense Limited and Techlution Service Limited.

2)	The information is extracted from the combined balance sheets as at 30 September 2022, as set out in page F-3 of the Form F1.

3)	On 12 October, 2022, Alpha Technology Group Limited acquired the entire issued share capital of Neural Sense Limited and Techlution Service Limited at a consideration of HK$5,000,000 each. Upon completion of the acquisition, Neural Sense Limited and Techlution Service Limited became the directly wholly owned subsidiary of Alpha Technology Group Limited.